

EFiled: Feb 16 2023 12:19PM EST
Transaction ID 69127408
Case No. 2022-0176-MTZ

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

TODD ROWAN, Plaintiff, v. U.S. BANCORP FUND SERVICES, LLC, JOHN C. CHRYSTAL, ALBERT J. DIULIO, HARRY E. RESIS, BRIAN S. FERRIE, WAN-CHONG KUNG, CHRISTOPHER E. KASHMERICK, STEVEN J. JENSEN, RUSSELL B. SIMON, SCOTT A. RESNICK, ANDREW M. CALAMARI, and EISNERAMPER LLP, Defendants, -and- TRUST FOR ADVISED PORTFOLIOS, Nominal Defendant.	C.A. No. 2022-0176-MTZ **PUBLIC VERSION AS FILED ON FEBRUARY 16, 2023**

VERIFIED AMENDED DERIVATIVE COMPLAINT
<u>FOR DECLARATORY AND MONETARY RELIEF</u>

TABLE OF CONTENTS

Plaintiff Todd Rowan ("Plaintiff") alleges the following upon knowledge as to himself and his own actions, and upon information and belief as to all other matters, based upon an investigation conducted by counsel, which included, among other things, review of records obtained through multiple inspection demands pursuant to § 3819 of the Delaware Statutory Trust Act, review of public filings with the United States Securities and Exchange Commission ("SEC"), and review of news reports, press releases and other publicly available documents.

I.   **INTRODUCTION**

1.   A core responsibility of managers of mutual funds that solicit capital through the public markets is that they must accurately report to investors the net asset value ("NAV") of the fund in which capital has been invested. This case presents the largest valuation failure in the history of registered funds.

2.   The board of trustees (the "Board") of the Infinity Q Diversified Alpha Fund (the "Fund") and the Fund's primary service provider, U.S. Bancorp Fund Services, LLC ("U.S. Bancorp"), were statutorily and contractually responsible for accurately reporting the Fund's securities prices on a daily basis, but failed in historic fashion to fulfill those responsibilities. Practically overnight, a reportedly $500 million swaps portfolio was revealed to be worth less than $50 million.

3.   From the outset, neither the Board nor U.S. Bancorp had the expertise or willingness to monitor the types of complex derivative instruments utilized by the Fund and its investment adviser, Infinity Q Capital Management ("Infinity Q").

4.   They relied initially on obsolete one-page valuation "forms" that were useless in overseeing model-priced derivatives and, in any event, Infinity Q refused to regularly submit. When Infinity Q transitioned to a valuation software offered by Bloomberg, U.S. Bancorp abandoned the forms entirely, despite having no prior experience using the software to price derivatives. U.S. Bancorp never truly understood how the securities were actually priced or the extent to which Infinity Q controlled the inputs. As a result, U.S. Bancorp was forced to rely on Infinity Q to price the Fund's securities, which provided Infinity Q with more control over the process.

5.   For years, Infinity Q was permitted to unilaterally determine the prices of the Fund's securities, and the Board and U.S. Bancorp rubber-stamped net asset values for the Fund that were inflated by hundreds of millions of dollars. In so doing, the Board and U.S. Bancorp simply ignored continuous valuation discrepancies as the scheme progressed, including mismatching prices with counterparties, mathematically impossible prices, and inexplicable write-downs of previously valuable securities.

6.   The scheme came to an end in 2021, when the SEC shut the Fund down and required it to liquidate. When the dust settled, the Fund was down roughly $500 million from its last reported NAV.

7.   Despite the enormity of the errors and the Fund's losses, and civil and criminal actions filed by the SEC, Department of Justice ("DOJ") and other regulators against the Fund's portfolio manager, the Board initially maintained responsibility for winding down the Fund and did nothing to recover its losses.

8.   Rather than hold the perpetrators accountable or step aside to allow others to do so, the Board set aside $500 million to fund its own defense costs and potentially those of service providers, like U.S. Bancorp, with no legitimate claim to indemnification. Then, when the Board became aware of Plaintiff's claims (before the complaint was even filed), it nominated a new trustee, Andrew Calamari ("Calamari"), and simultaneously formed a special litigation committee (the "SLC") to use as a shield.

9.   Like the Board, the SLC initially did nothing to recover the Fund's losses, and merely sat by as the Board directed the Fund to move to dismiss this action on procedural grounds, despite having conceded entirely any possible authority to do so when it delegated to the SLC "full authority and absolute power and control over [the Fund's claims] to the same extent as if he were the sole owner."

10. This Court denied the Fund's motion and held that the Board had "conceded demand futility and abdicated control over procedural defenses." (*See* Order Denying Nominal Defendant Trust for Advised Portfolios' Rule 23.1 Motion to Dismiss, dated Sept. 12, 2022, Trans. ID 68084044.) Forced to come off the sidelines, the SLC has now stated an intent to step into the Board's shoes and assert the *same meritless procedural defense*, despite having made no investigatory findings on the merits of this case since its creation in December 2021.

11. Meanwhile, as a result of a settlement between the Fund and the SEC, the original members of the Board were relieved of their duties to oversee the liquidation, but Calamari, the initial SLC member, was appointed to serve as a special master in a court-supervised proceeding to resolve all outstanding claims relating to the Fund and facilitate a final distribution of the Fund's reserve. *See SEC v. Infinity Q Diversified Alpha Fund*, No. 1:22-cv-09608 (S.D.N.Y.) (the "SEC Action").

12. Calamari now serves as a member of the SLC and the special master in the SEC Action. But despite having *two platforms* to make a recovery for the Fund, he has used his dual role merely to obstruct this action.

13. He has refused to bring his own litigation and has simultaneously refused to allow the claims asserted in this action to proceed in this Court or, in the alternative, to be summarily resolved through the SEC Action.

14. Rather, he expressly excluded this action from a litigation stay imposed by the SEC Action and reserved for himself the opportunity to waste everyone's time, money, and resources on a second procedural motion to dismiss, which continues to ignore the merits of this case and contradicts everything this Court has said about special committee procedure since *Zapata Corp. v. Maldonado*, 430 A.2d 779 (Del. 1981).

15. He has also conceded, on the Fund's behalf, that Defendants in this action are somehow entitled to indemnification from the Fund—using funds that would otherwise be distributed to the Fund's shareholders—despite their egregious conduct that caused the Fund's collapse. There is no basis in the Fund's contracts or governing documents for indemnifying Defendants, and all information to date simply suggests that the SLC is unwilling to fulfill its mandate to advance the Fund's claims.

16. This action seeks to recover the Fund's losses from a set of Defendants that have undisputable statutory, common law and contractual responsibility, and *unexculpated* liability, for the largest misvaluation case in history.

17. The Board has already forfeited its entitlement to pursue the claims by delegating its authority to the SLC, and the SLC has now forfeited its own entitlement by its coy tactics designed only to protect the Fund's former managers and delay adjudication of the Fund's claims and distribution of its reserves.

II.   THE PARTIES

A.   The Trust And The Fund

18.   The Fund was a mutual fund organized as a series of the Trust for Advised Portfolios ("TAP"), a Delaware statutory trust governed by the Delaware Statutory Trust Act, 12 Del. C. §§ 3801, that consists of multiple mutual funds (the "TAP Funds") all operated by U.S. Bancorp.

19.   The Trust is registered under the 1940 Act with the SEC as an open-end investment company and consists of approximately 15 mutual funds, including the Fund.

B.   Plaintiff

20.   Plaintiff Todd Rowan is a shareholder of the Fund and has continuously held shares since at least December 10, 2020.

21.   Rowan founded and operated a brokerage firm that traded primarily on the Chicago Mercantile Exchange. He is now retired and primarily oversees a portfolio of real estate investments in the Denver, Colorado area.

C.   The Trustee Defendants

22.   Six Board members were responsible for overseeing the Fund during the time period at issue in this case: Christopher E. Kashmerick, John C. Chrystal, Albert J. DiUlio, Harry E. Resis, Brian S. Ferrie, and Wan-Chong Kung (the "Trustee Defendants").

23.   The Trustee Defendants were responsible for managing the Fund's business and affairs and overseeing the service providers delegated day-to-day responsibility for the Fund's operations.

24.   In that capacity, the Trustee Defendants owed the Fund duties of care and loyalty, and are not exculpated for their own gross negligence under the Fund's Declaration of Trust.

25.   Defendant Kashmerick has served as a trustee of the Trust since 2018 and is also the Fund's Chairman of the Board, President, and Principal Executive Officer. Kashmerick has been designated an "interested" trustee because he is a Senior Vice President at U.S. Bancorp.

26.   Defendant Chrystal has served as a trustee of the Trust since 2011 and of the Fund since its inception in 2014.

27.   Defendant DiUlio served as a trustee of the Trust since 2011 and of the Fund since its inception in 2014. He retired as a trustee in December 2020.

28.   Defendant Resis has served as a trustee of the Trust since 2012 and of the Fund since its inception in 2014.

29.   Defendant Ferrie has served as a trustee of the Trust and the Fund since July 2020.

30.   Defendant Kung has served as a trustee of the Trust and the Fund since July 2020.

31.   The Trustee Defendants are members of the Fund's Board as well as approximately 15 other boards of mutual funds operated by U.S. Bancorp.

D.   Defendant Calamari And The SLC

32.   In December 2021, the Trustee Defendants appointed Defendant Andrew M. Calamari as a new trustee and designated him Chair and sole member of the SLC, which as discussed below is purportedly responsible for investigating and prosecuting the Fund's claims.

33.   In March 2022, the Trustee Defendants appointed John C. Siciliano ("Siciliano") as the second member of the SLC. Calamari and Siciliano are the only two members of the SLC.

34.   In November 2022, Calamari was appointed to serve as a special master in the SEC Action to resolve all outstanding claims relating to the Fund and facilitate a final distribution of the Fund's reserve.

35.   In connection with the SEC Action, Calamari designated U.S. Bancorp, the Trustee Defendants, and the Officer Defendants as "Indemnitees," giving him the right to make indemnification payments from the Fund to those parties.

E.   U.S. Bancorp Fund Services, LLC

36.   Defendant U.S. Bancorp is a Wisconsin limited liability company that operates a suite of mutual funds organized as Delaware statutory trusts.

37.   U.S. Bancorp offers a "turn key" mutual fund service that provides virtually all governance, administrative, accounting, transfer agency, custody, legal and other services required to operate a mutual fund under U.S. regulations, enabling investment advisers to focus primarily on providing investment advisory services.

38.   U.S. Bancorp served as the Fund's administrator, fund accountant, transfer agent, and custodian.

39.   It also provided U.S. Bancorp employees to serve in the Fund's officer positions, including the Fund's Chief Compliance Officer, as well as the Trustees to serve on the Fund's Board.

40.   As a result, U.S. Bancorp was both contractually and practically responsible for virtually all of the Fund's day-to-day operations, including valuing the Fund's assets and calculating its NAV.

41.   As set forth in further detail below, U.S. Bancorp expressly agreed in its contracts with the Fund to be liable for its own negligence in performing these duties.

1.   Fund Accountant

42.   U.S. Bancorp served as fund accountant for the Fund since the Fund's inception pursuant to a Fund Accounting Servicing Agreement dated January 1, 2014 ("Accounting Agreement").

43.   Under the Accounting Agreement, U.S. Bancorp assumed responsibility to, among other things, "[d]etermine the net asset value of the Fund according to the accounting policies and procedures set forth in the Fund's current prospectus"; "obtain prices from a pricing source approved by the [Board] and apply those prices to the portfolio positions," including fair valuation for "securities where market quotations are not readily available"; "[c]alculate per share net asset value, per share net earnings, and other per share amounts reflective of Fund operations"; "[t]ransmit a copy of the portfolio valuation to the Fund's investment adviser daily"; report to the Fund and NASDAQ the Fund's "net asset value for each valuation date"; and "[p]repare monthly reports that document the adequacy of accounting detail to support month-end ledger balances."

44.   U.S. Bancorp agreed to "exercise reasonable care in the performance of its duties" under the Accounting Agreement and expressly retained liability for its own "negligence." It also agreed to indemnify the Fund for any losses or liabilities incurred because of its negligence or other misconduct.

45.   U.S. Bancorp was compensated by the Fund under the Accounting Agreement by an asset-based fee based on the Fund's current average daily net assets plus additional fees for providing securities pricing services and reimbursements for out-of-pocket expenses.

2. Fund Administrator

46.   U.S. Bancorp served as the Fund's administrator since the Fund's inception pursuant to a Fund Administration Servicing Agreement dated January 1, 2014 (the "Admin Agreement").

47.   Under the Admin Agreement, U.S. Bancorp assumed responsibility to, among other things, "[s]upervise the Fund's custodian and fund accountants in the maintenance of the Fund's general ledger and in the preparation of the Fund's financial statements, including oversight of expense accruals and payments [and] the determination of net asset value."

48.   U.S. Bancorp also agreed to prepare and coordinate materials for the Fund's Board, including "reports for the Board of Trustees based on financial and administrative data."

49.   As above, U.S. Bancorp agreed to "exercise reasonable care in the performance of its duties" and expressly retained liability for its own "negligence." It also agreed to indemnify the Fund for any losses or liabilities incurred because of its own negligence or other misconduct.

50.   U.S. Bancorp's compensation for providing services under the Admin Agreement is "bundled" with its fee for fund accounting services described above, which included an asset-based fee as well as additional fixed fees and reimbursements.

3. Chief Compliance Officer

51.   U.S. Bancorp also agreed to provide personnel to serve as the Fund's Chief Compliance Officer ("CCO"), who is responsible for designing, implementing and overseeing the Fund's compliance program under SEC Rule 38a-1.

52.   SEC Rule 38a-1 requires the Fund to "[a]dopt and implement written policies and procedures reasonably designed to prevent violation of the Federal Securities Laws by the fund, including policies and procedures that provide for the oversight of compliance by each investment adviser, principal underwriter, administrator, and transfer agent of the fund."

53.   The Fund's compliance program was intended to cover securities pricing, including fair valuation, and the Fund's CCO was responsible for "[d]aily monitoring of securities positions."

54.   The Fund's CCO was required to report to the Board annually regarding the compliance program's operations, any material developments, and any proposed modifications.

4. Other Functions

55.   In addition to serving as the Fund's administrator, fund accountant, and CCO, U.S. Bancorp also served as the Fund's transfer agent pursuant to a Transfer Agent Servicing Agreement ("TA Agreement") and the Fund's custodian pursuant to a Custody Agreement, each dated January 1, 2014.

56.   As Fund's transfer agent, U.S. Bancorp was responsible for, among other things, processing "all orders for the purchase, exchange, transfer and/or redemption of [Fund] shares" at the Fund's reported NAV.

57.   As the Fund's custodian, U.S. Bancorp was responsible for, among other things, supplying "necessary information to . . . compute the value of the assets of the Fund," reconciling pricing discrepancies between the Fund's valuations and other reported valuations of the same securities, and obtaining "favorable opinions" from the Fund's auditors with respect to the Fund's public filings, including its registration statements and financial reports.

58.   As above, U.S. Bancorp accepted contractual liability for its own "negligence" under both the TA Agreement and Custody Agreement.

59.   U.S. Bancorp was compensated by the Fund under the TA Agreement and Custody Agreement by asset-based and transactional fees plus reimbursements for out-of-pocket expenses.

F.   The Officer Defendants

60.   The Fund's executive officers included the following: Christopher E. Kashmerick, Steven J. Jensen, Russell B. Simon, and Scott A. Resnick (the "Officer Defendants").

61.   Each of the Officer Defendants is a U.S. Bancorp employee and was assigned to serve in their respective capacities pursuant to U.S. Bancorp's service

contracts with the Fund. The Officer Defendants had no basis to serve as the Fund's officers other than in their capacities as U.S. Bancorp employees pursuant to U.S. Bancorp's contracts with the Fund.

62.   Defendant Kashmerick is a Senior Vice President at U.S. Bancorp and, in addition to serving on the Fund's Board, was also the Fund's President and Principal Executive Officer. He was the Fund's senior most officer and was responsible for its operations. Kashmerick was a member of the Valuation Committee.

63.   Defendant Jensen is a Senior Vice President at U.S. Bancorp and served as the Fund's CCO and AML Officer. Jensen had overall responsibility for creating, administering and overseeing the Fund's compliance processes, which was intended to cover securities pricing and fair valuation among other things.

64.   Defendant Simon is a Vice President at U.S. Bancorp and served as the Fund's Treasurer and Principal Financial Officer. He was responsible for, among other things, the Fund's financial statements, including valuation of its securities and publication of its NAV, and was a member of the Valuation Committee.

65.   Defendant Scott A. Resnick is an Assistant Vice President at U.S. Bancorp and served as the Fund's Secretary.

G.   EisnerAmper LLP

66.   Defendant Eisner Amper LLP ("EisnerAmper") is a New York limited liability partnership that served as the auditor of the Fund as set forth herein. It audited and certified the Fund's consolidated financial statements, including the Fund's net asset values and reported prices of its securities, which were filed annually with the SEC as part of the Fund's certified annual shareholder reports.

III.   JURISDICTION

67.   This Court has subject matter jurisdiction pursuant to 12 *Del. C.* § 3804 because this matter relates to a Delaware statutory trust and seeks, among other things, equitable relief.

68.   This Court has jurisdiction over U.S. Bancorp pursuant to 10 *Del. C.* § 3104 because its primary business is to operate, and offer to the public, mutual funds organized in Delaware as Delaware statutory trusts; because it transacts substantial business with and through TAP, a Delaware statutory trust; and because this action arises from the services provided by U.S. Bancorp to the Fund, a series of a Delaware statutory trust.

69.   U.S. Bancorp was responsible for the formation of the Fund and has been primarily responsible for its management since the Fund's inception, including with respect to securities pricing. It has procured substantial fees from the Fund for the services it has provided, and this action seeks to hold U.S. Bancorp accountable

for wrongs it committed in connection with the services it voluntarily agreed to provide to the Fund. Therefore, jurisdiction is proper in this Court and holding U.S. Bancorp subject to jurisdiction in Delaware would not violate due process.

70. This Court has jurisdiction over the Trustee Defendants pursuant to 12 *Del. C.* § 3804(b) because each is a trustee of a Delaware statutory trust.

71. This Court has jurisdiction over the Officer Defendants because each is an executive officer of a Delaware statutory trust, participated in the formation of TAP and the Fund, and were primarily responsible for the Fund's management since its inception, including with respect to securities pricing. The Officer Defendants have procured substantial compensation as a result of their positions as officers of the Fund and other TAP Funds, organized as Delaware statutory trusts, and this action seeks to hold the Officer Defendants accountable for wrongs they committed in connection with the services they voluntarily agreed to provide to the Fund. Therefore, jurisdiction is proper in this Court and holding the Officer Defendants subject to jurisdiction in Delaware would not violate due process.

IV.   BACKGROUND

A.   Duties And Liabilities Of The Trustees, Officers, And U.S. Bancorp

72. The Trustee Defendants owed fiduciary duties of care and loyalty to the Fund pursuant to 12 Del. C. § 3806(l), which provides that "trustees of a statutory

trust that is registered as an investment company under the [1940 Act] shall have the same fiduciary duties as directors of private corporations."

73. The Trustee Defendants are personally liable for breaches of these duties because the Fund's Declaration of Trust provides that each of the Fund's trustees "shall be liable for his own willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of the office of Trustee."

74. Thus, while the Trustee Defendants owe duties identical to those owed by corporate directors, they are not exculpated under the Fund's Declaration of Trust for losses caused by their misconduct.

75. The Officer Defendants, because of their positions as Fund officers, also owed the Fund fiduciary duties of care and loyalty and cannot be exculpated for willful misfeasance, bad faith, gross negligence, or recklessness under the Declaration of Trust.

76. U.S. Bancorp, as set forth above, contractually accepted personal liability for its own ordinary negligence and other misconduct in connection with its services to the Fund, and expressly agreed to "indemnify and hold the Trust harmless from and against any and all claims, demands, losses, expenses, and liabilities of any and every nature (including reasonable attorneys' fees) that the Trust may sustain or incur or that may be asserted against the Trust by any person arising out of any action taken or omitted to be taken by [U.S. Bancorp] as a result of [U.S. Bancorp]'s refusal

or failure to comply with the terms of this Agreement, or from its bad faith, negligence, or willful misconduct in the performance of its duties under this Agreement."

77. Thus, if a recovery is made on any of the claims set forth in this action against Defendants, they will have no right whatsoever to exculpation or indemnification.

B. The Board's Fair Valuation Responsibilities

78. The price at which investors purchase and redeem mutual fund shares is referred to as NAV per share, which is calculated by totaling the value of a fund's securities, subtracting its liabilities, and dividing by the number of its outstanding shares.

79. Section 2(a)(41) of the 1940 Act assigns *direct responsibility* for determining the value of a fund's securities to its trustees—here, the Trustee Defendants.

80. The Fund's Policies and Procedures for Valuing Portfolio Securities and Assets ("Valuation Policies") acknowledge that the "Board is responsible for the valuation of the Trust's Holdings."

81. Some securities, like common stock, can be easily valued because market quotations are readily available. For other types of securities, however, where

market quotations are not available, the 1940 Act requires fund trustees to determine in "good faith" the "fair value" of such securities.

82. The obligation to determine the fair value of a fund's securities is one of a limited number of critical responsibilities expressly assigned to fund trustees by the 1940 Act.

83. The SEC has explained that while "[c]ompliance with the good faith standard [for determining the fair value of securities] generally reflects the directors' faithfulness to the duties of care and loyalty that they owe to the fund," valuation determinations are not subject to ordinary business judgment. A fund board does not "provide oversight of the performance of fair value determinations consistent solely with the business judgment rule under state law," but rather is subject to an enhanced level of scrutiny to fulfill its statutory responsibility.

84. In order to fulfill its valuation duties, the Board was required to actively manage the Fund's process for valuing securities and publishing its NAV, including by regularly evaluating whether the Fund's valuation methodologies resulted in values that could be expected in an actual arms'-length sale and testing the accuracy of prices by comparing them to other pricing sources, like actual trades, prices reported by other parties, or quotes from a broker-dealer or pricing service.

85. The Board was also required to mitigate the conflicts of interest between the Fund and its service providers with respect to fair valuation, especially

with respect to the Fund's investment adviser, Infinity Q and its portfolio manager, James Velissaris ("Velissaris").

86. The SEC has long warned that investment advisers may have an incentive to value fund assets improperly in order to increase fees, improve or smooth reported returns, or comply with the fund's investment policies and restrictions.

87. For this reason, the Trustee Defendants were required to sufficiently segregate Infinity Q's investment personnel, largely its portfolio managers, from valuation activities so as to prevent the managers from influencing the fair values ascribed to the Fund's investments.

C. U.S. Bancorp And The Valuation Committee

88. The Board and U.S. Bancorp assigned day-to-day responsibility for securities valuation to a "Valuation Committee" consisting of the following U.S. Bancorp employees: (i) Christopher Kashmerick, Fund President; (ii) Russell Simon, Fund Treasurer; (iii) Wendy Barron, Assistant Treasurer; (iv) Edvis Hayrapetyan, Assistant Treasurer; (v) Jennifer Ting, Assistant Treasurer, and (vi) Angela Wynn, Assistant Treasurer.

89. The Valuation Committee was *not a Board committee and did not include* an independent member of the Board. Rather, the Valuation Committee

consisted only of U.S. Bancorp employees and reported to the Board from time to time.

90.   Under the Fund's Valuation Policies, the Valuation Committee was responsible for recommending "pricing services, "valuation formulas and methodologies," "price monitoring guidelines," and "the list of individuals authorized to provide fair valuation determinations."

91.   The Valuation Committee was also responsible for reviewing "each Fair Valuation Form . . . completed by [Infinity Q] for completeness and reasonableness of information provided to support the valuation or methodology." A sample Fair Valuation Form is shown below.

TRUST FOR ADVISED PORTFOLIOS

FAIR VALUATION WORKSHEET

Fund(s)	
Date	
Security	
Identifier (ticker/CUSIP/etc.)	
Proposed Value	

Background/reason for fair valuation:

Inputs/factors in determining fair value:

Provide model/methodology:

Term of proposed value/methodology use:
☐ One-time
☐ Indefinite
☐ Other, explain

Authorized Signer

92.   As stated in the Fund's December 2019 prospectus filed with the SEC, the Valuation Committee was purportedly assigned to review each and every valuation of the Fund's securities, and the underlying basis for the valuations, including "Fair Valuation Forms," which were to be subsequently ratified by the Board:

> The Board has delegated day-to-day valuation matters to a Valuation Committee that is comprised of the Trust's President, Treasurer and Assistant Treasurer and is overseen by the Trustees. The function of the Valuation Committee is to review each Adviser's valuation of securities held by any series of the Trust for which current and reliable market quotations are not readily available. Such securities are valued

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at their respective fair values as determined in good faith by each Adviser, and the Valuation Committee gathers and reviews Fair Valuation Forms that are completed by an Adviser to support its determinations, and which are subsequently reviewed and ratified by the Board.

93.   The "Fair Valuation Form[s]" submitted to the Valuation Committee for review were supposed to "fully document[]" determinations with respect to securities valuations, "including the factors considered and the valuation methodology employed."

94.   The Valuation Committee was responsible for monitoring the "appropriateness of the valuation based on any new information or changes in assumptions regarding the security, reliable public market quotations, actual trade prices or other information."

95.   The Board, for its part, retained sole authority to review and approve each valuation determination and formally ratify the prices, typically at quarterly Board meetings.

96.   As the Fund's adviser, Infinity Q also had valuation policies applicable to the Fund's portfolio, which were stated in Infinity Q's Compliance Policies and Procedures Manual.

97.   These policies included, among other things, that the Fund's securities would be subject to "a minimum of two independent prices" in determining "the fair value of [an] instrument," that the "average of the external prices" available should

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be used to determine the price, and that securities would not be priced "higher than the average of the prices obtained."

V.   FACTUAL ALLEGATIONS

A.   Infinity Q And U.S. Bancorp Launch A "Hedge Fund For The Masses" That Immediately Creates Valuation Problems

98.   Infinity Q and Velissaris launched the Fund in September 30, 2014 as a supposed "hedge fund for the masses," which would offer "absolute return strategies" "traditionally made available through hedge funds" to retail investors in the form of a mutual fund. An "absolute return" strategy claims to provide predictable and positive returns in good and bad markets.

99.   The Fund was offered to investors by U.S. Bancorp through TAP as a new TAP Fund. Thus, while Infinity Q was responsible for trading the Fund's portfolio, all operational components, including valuing the Fund's securities and publishing its NAV, were the responsibility of the TAP Board and U.S. Bancorp personnel.

100.   From the beginning, TAP and U.S. Bancorp were a poor fit for the unusual complexity of the Fund's portfolio, which consisted of esoteric credit derivatives, convertible securities, futures, forwards, options and swap contracts with values estimated through byzantine financial models with various degrees of certainty. Roughly a third of the Fund's assets would be invested in these types of

derivative instruments while the remainder consisted of cash or cash-equivalents to serve as collateral.

101. A swap is a type of derivative in which two counterparties agree to "swap" payments with each other based on the result of various factors, such as changes in stock prices, interest rates, commodity prices, or even the volatility a financial instrument. The contracts are bespoke and the prices are not publicly reported; rather, they must be calculated from the movements of pre-negotiated factors particular to a given contract.

102. Because of the Fund's significant exposure to complex swap instruments, among other derivatives, accurate securities pricing was a substantial— if not the single largest—risk facing the Fund. The Fund's swaps were all categorized in Levels 2 and 3 of the Financial Accounting Standards Board ("FASB") pricing hierarchy, meaning that their valuations carried the highest amounts of risk and uncertainty because of limited visibility into the factors driving a valuation.

103. After one year of operation, the Fund remained small, with only $60 million in net assets, and its derivatives portfolio was relatively modest. The Fund held primarily options and two types of swap contracts with only approximately 30 individual swap instruments.

104. Still, U.S. Bancorp was having difficulty coming up to speed on how these derivative instruments worked and, more importantly, how they could be valued, even long after the Fund had launched its public operations.

105. By mid-2015, Infinity Q had only submitted three Fair Valuation Forms for swap instruments, which were single page documents with superficial descriptions of the securities at issue and Infinity Q's valuation process.

106. Two forms were submitted in October 2014 for "one-time" valuations of "index variance" swaps that the Fund no longer held by the end of its reporting period in November 2015. One was submitted in August 2015 for four "dispersion" swaps, with "indefinite" prices that Infinity Q had calculated "us[ing] model pricing to calculate the fair volatility level." These Fair Valuation Forms provided prices on a single trading day—the day the forms were submitted—which immediately became stale.

107. The rest of the Fund's swaps portfolio was left unaccounted for, as were day-to-day price changes in the small number of swaps addressed above.

108. On November 5, 2015—in advance of the Fund's first annual shareholder report on November 20, 2015 —Defendant Simon, a U.S. Bancorp Vice President and TAP's Treasurer and Principal Financial Officer, provided a "list of items" to Infinity Q "in regards to valuation that will need to be

documented/memorialized for both the Board's oversight and the [a]uditor's review."

109. The Fund's auditor at the time was BBD, LLP ("BBD"), an accounting firm based in Philadelphia.

110. Simon noted that "[n]o single area of mutual fund operations is more scrutinized than valuation, so it [is] vital that the Board understand how valuation is determined for each security type, especially when prices are not sourced from independent pricing vendors."

111. Despite having permitted the Fund to operate for a year already, Simon requested that Infinity Q begin to complete Fair Value Worksheets for the entire portfolio, stating that: "[g]oing forward we will need to document any new security types or changes to any methods or models used in similar fashion. I have attached the standard valuation worksheet. We don't require that you use this form, but ask that you address each of the items contained as well as include additional discussion relevant to each security type."

112. Acknowledging the belatedness of this request, Simon stated that "[w]e really need to put something on record for the methods used to value all these securities" and admitted that the "methods have already been used, so regardless of whether they are changed going forward, we need to have the methods documented and reviewed by the Board."

113.   In the background, the Fund's swaps were proving difficult for U.S. Bancorp and the Fund's auditor to understand. Simon stated that, as to dispersion swaps, "BBD has indicated that they are still trying to get comfortable with the volatility of volatility adjustment used in the model (the more granularity you can provide, the better)," and that "we recognize that you have answered numerous questions via email, but we need to formally document the model & process more thoroughly for the Fund's records and Board's oversight."

114.   As to "credit default swaps," Simon stated that "[w]e need to have this model discussed on a fair value worksheet or separate memo as it is not currently contemplated in the Trust's Valuation Policy, explaining the inputs to the model and source of those inputs. You have indicated that you utilize broker quotes for the spread utilized in the model; however, we need to document the sourcing of the quotes. Are you keeping records? Do you utilize multiple brokers or change brokers at any time? Documentation of the details is important; any auditor or regulator will look at method consistency, and they can only test that if the methodology is clearly recorded."

115.   But Infinity Q provided no additional Fair Valuation Forms in the months immediately following or further detail.

116.   In May 2016, U.S. Bancorp requested a single additional Fair Valuation Form for a "correlation swap" for the Fund's "records." Simon stated that "[I]

believe I understand how the final payment will be determined, but we need to document the process/methodology for determining the daily valuation."

117.	Around this time, Infinity Q began discussions with Bloomberg to use its BVAL pricing service ("BVAL") as a platform to value the Fund's swaps instruments as an alternative to providing manual valuation information.

118.	The problem with U.S. Bancorp's one-page Fair Valuation Form was not only that it poorly accommodated a portfolio of dynamic, model-priced instruments with a multitude of underlying factors driving their value, but using the forms exposed Infinity Q, on a recurring basis, to direct disclosure of the methodology and assumptions it was using to price securities. It needed something with less oversight and greater flexibility and obfuscation.

119.	BVAL is a digital platform that clients can use to estimate the prices of derivative instruments using financial models that match the structure of the instrument being priced. It necessarily relies on the accuracy of the inputs provided by the user to estimate how a particular instrument may trade in the market.

120.	Bloomberg offers "basic" valuation models with preset configurations as well as "custom" models that can be manipulated by the user to match the terms of specific transactions, usually as reflected by a term sheet between the counterparties, which the user manually inputs into the BVAL system.

121. While Bloomberg touted BVAL as "a service and independent pricing tool that our clients utilize to assist with their portfolios," it would become the gateway through which Infinity Q was permitted to unilaterally set and manipulate prices.

122. In June and July 2016, Infinity Q and Bloomberg began creating models and entries for the Fund's swaps instruments on BVAL, through which Infinity Q would begin to generate prices.

123. On July 18, 2016, in connection with the Fund's upcoming portfolio disclosures, Infinity Q advised U.S. Bancorp that it had "started receiving third party valuations from Bloomberg's independent pricing team (BVAL) in June for the correlation swap position and in July for the dispersion positions," and would soon transition the Fund's entire portfolio over to BVAL. U.S. Bancorp did not immediately respond.

124. The same day, Infinity Q submitted a draft of the additional Fair Valuation Form requested by U.S. Bancorp for the "correlation swap," which stated that going forward the Fund would receive "third party pricing from Bloomberg's independent pricing team (BVAL) on a daily basis."

125. That statement was utterly false because the prices would not be generated by a "pricing team" at Bloomberg but rather through a computer model

that Bloomberg provided technical assistance in creating and thereafter relinquished to Infinity Q.

126.   But U.S. Bancorp and its personnel had never used BVAL to price derivative instruments and did little if anything to inform themselves. Indeed, Defendant Simon would admit that "[w]hile I am familiar with the BVAL for fixed income securities, I have not worked with funds that have used the service for OTC derivatives."

127.   Despite the above, on July 28, 2016, Defendant Simon baselessly stated that, in his view, "it would be appropriate to indicate [in the Fair Valuation Form] that *independent pricing* from Bloomberg was established as of June 21st under the Term section." (Emphasis added.)

128.   But an August 2, 2016 email revealed that U.S. Bancorp continued to have little understanding of the mechanics of BVAL in this circumstance. Simon demurred on a question about how to disclose the use of BVAL to investors, stating that "I'm not sure I can respond [regarding how to disclose the use of BVAL] without better understanding the service."

129.   He asked Infinity Q whether the prices that were "being sent to our Fund Accounting group [are] a direct hand-off of those valuations, or is there some other process? For instance, are you comparing BVAL to your models and averaging or overriding in any instances?"

130.   Infinity Q declined to answer that question, and instead stated only that "[w]e have been using the correlation swap valuations from BVAL and are planning to use BVAL for the remaining structured derivatives within the next two weeks."

131.   Simon also asked whether "the BVAL models [are] substantially the same to your models? Have you had any input into the models they use?"

132.   Infinity Q dodged by stating that "[w]e have not had any input into their models, and they independently provide the values," but admitted that Bloomberg had "provided the code [to Infinity Q] for the model at the onset."

133.   The truth of Infinity Q's arrangement with BVAL could have been revealed with even surface level diligence. For example, the cover page for the Excel models provided by Bloomberg provided a roadmap for Infinity Q to "change the inputs to values that are appropriate for your deals" and "simply upload" them to BVAL.

134.   The input fields were "classified into two types: BVAL fields and Deal Structure fields." "BVAL fields include pricing information and customizable reference information and are common across all asset types. Deal Structure fields contain all key inputs to describe the deal itself and may vary across asset types as as well as derivative subtypes." BVAL permitted Infinity Q to "create new deals," "modify existing deal structures," historical reprice," and "modify deal price and reference parameters."

135. U.S. Bancorp does not appear to have asked for or received these spreadsheets or otherwise conducted diligence on BVAL or the models being used by Infinity Q.

136. Nonetheless, Simon agreed that U.S. Bancorp should "update the [Fund's] disclosure to indicate an independent source is used to provide the daily valuations."

137. U.S. Bancorp's only ask was exactly what Infinity Q wanted all along: that U.S. Bancorp begin to receive prices directly form BVAL, so as to create the appearance of independent third-party valuations.

138. Simon asked whether it was "possible to get prices delivered directly from Bloomberg or to directly forward what you receive from them? I believe we could potentially change the coding to "Infinity Q BVAL" if all prices delivered are coming from Bloomberg."

139. Infinity Q readily agreed at stated that "we definitely think it makes sense to have them send prices directly." Two weeks later, Infinity Q advised that it had "worked with BVAL for them to send daily valuations through Bloomberg directly to [U.S. Bancorp's] team starting today."

140. Infinity Q had finagled itself into the position of a puppet master and the seeds of the Fund's destruction were sown. Bloomberg was merely passing along

Infinity Q's own calculations under the guise of "independent" valuation, and U.S. Bancorp had missed its first opportunity to stop it.

**B.   U.S. Bancorp And The Board Abandon Their Oversight
Policies And Blindly Download BVAL Prices From Infinity Q**

141.   After setting up BVAL and until the Fund collapsed, U.S. Bancorp and the Board continuously struggled to accurately price individual derivative securities, but never holistically examined the source of the prices on BVAL.

142.   In September 2016, the Fund was unable to file its semi-annual report because of failed "valuation confirmations on over the counter derivatives and a late notification from the Fund's investment adviser [Infinity Q] regarding two trade misallocations." TAP allegedly chose, "for verification purposes, to revalue certain positions using the standardized models employed by [Infinity Q] with certain observable inputs from independent sources."

143.   TAP further stated, in a disclosure drafted by Infinity Q, that it had purportedly "worked with a third party service to provide independent valuations for many of its over the counter derivatives and has established a multi-level review process employing multiple systems to review and validate trade allocations."

144.   In October 2016, BBD and U.S. Bancorp attempted to "verify" the value of the Fund's derivative securities in connection with a year-end audit, but did

so merely by *downloading the compromised values from BVAL* with the help of Infinity Q.

145.   A U.S. Bancorp employee stated that "[f]or security valuation verification, Russell [Simon] and I have been providing what we can from Bloomberg and with the support that you previously provided. BBD is down to just the 3 correlation swaps and the mileage option to verify."

146.   Based on this data, BBD eventually signed off on the derivative securities values, and in so doing set a precedent for relying on BVAL data that would prove to be critical to Infinity Q's scheme in future years.

147.   By 2017, the Valuation Committee and its Fair Valuation Forms, to the extent that they were even required any more, were proving to be utterly useless as a control over securities pricing.

148.   U.S. Bancorp had ceded control over the prices to Infinity Q through BVAL, and was content papering the record occasionally and spot-checking with Infinity Q's own data.

149.   By March 2017, the Fund's portfolio was overvalued by $6 million. By June 2017, the inflation would grow to roughly $10 million.

150.   On June 15, 2017—three and a half years after the Fund had started operating—U.S. Bancorp stated to Infinity Q that it "would like to ensure we have a complete record of the valuation methods and models used to fair value the various

investments in the Fund to assist both with the Board's understanding and oversight of the valuation process as well as insuring [sic] we make complete and accurate disclosures in the notes to the financial statements and other filings."

151.   Defendant Simon asked for "further documentation on [Infinity Q's] processes for each and/or providing sample data/calculations," and suggested that U.S. Bancorp "we could collect Bloomberg screen shots/data or any other modelling, quotes, etc. that are used in the valuation process on a given day (ideally we could repeat this process on at least a quarterly basis)."

152.   U.S. Bancorp acknowledged that there were "new variations" of derivatives already in use by the Fund for which it did not even have superficial Fair Valuation Forms, much less actual oversight, and thus those securities "might warrant some revisions to the existing worksheets or additional ones."

153.   Pandering to Infinity Q, Simon stated that "[w]e know there are a lot of asks here, so we do not want to put any hard deadlines on any requests."

154.   Infinity Q blew off the request and by August 2017 had not even provided the one-page Fair Valuation Forms requested, much less "further documentation."

155.   On August 18, 2017, the week before a quarterly Board meeting, Simon followed up with Infinity Q requesting that it provide the new Fair Valuation Forms. He made much, in the written record, of his responsibility as a Fund officer and

member of the Valuation Committee "to ensure that we have received and reviewed all FV worksheets provided by [Infinity Q] prior to each regularly scheduled Board meeting," despite having continuously failed to do so and despite that the forms were useless in overseeing prices.

156. Infinity Q replied with a one-page form that provided a three-sentence description of "corridor variance" swaps with no prices and a superficial summary of how Infinity Q might go about calculating the prices.

157. This satisfied U.S. Bancorp and the Valuation Committee in advance of the Board meeting.

158. The Board's review of valuation was so superficial that it was objectively incapable of providing any kind of front-line check on the Fund's securities prices. The Board received long, superficial lists of securities that did not include prices at all and, even if they did, would have been incomprehensible and useless in context. An excerpt for one security is shown below.

CORRELATION SWAP CONTRACTS						
Underlying Positions	Counterparty	Correlation Strike	Effective Date	Termination Date	Vega Notional	Unrealized Gain / (Loss)
Currency & Currency						
EUR/CNH FX & USD/CNH FX	MS	40.00%	9/10/20	9/10/21	(50,000) USD	$ 901,267
XAU/USD FX & EUR/USD FX	UBS	21.25%	4/28/20	1/27/21	20,000 USD	519,664

159. Based on those materials and the handful of Fair Valuation Forms demanded of Infinity Q, which at best provided a description of a type of derivative and a sample price for a single trading day, the Board routinely ratified all of the

Funds' securities holdings, including the derivatives portfolio, through a boilerplate resolution.

Ratification of Fair Valuation Actions

RESOLVED, that the actions taken by each respective investment adviser as provided for in the Trust's Valuation Procedures and as described in the Fair Value Worksheets, be, and they hereby are, approved. confirmed and ratified.

160.   Meanwhile, Infinity Q was also easily navigating light pushback from Bloomberg, which had identified that Infinity Q was using models that did not match the underlying security.

161.   For example, in September 2017, Bloomberg personnel suggested that Infinity Q should use a standard rather than custom model in BVAL, and "propose[d] to book this [security] as if it were a traditional vanilla variance swap and price it using variance swap quotes directly."

162.   Infinity Q declined, eliciting a response from Bloomberg stating unequivocally that using a non-standard model "changes the payoff quite considerably, and no longer really reflects the replicating portfolio defined herein. A vanilla variance swap is well replicated/priced . . . As such what I had in mind was for this to be booked in the vanilla variance swap template in OVME, not as an corridor variance swap. The idea being to find the simplest payoff and most robust model to best price this payoff."

163. This did not sway Infinity Q, which stated that "[w]e are pretty familiar with the pricing of these" and it "does not make sense to model this as vanilla variance."

164. U.S. Bancorp, for its part, had begun to defer entirely to Infinity Q to price the derivative instruments. For example, in August 2017, U.S. Bancorp sent a "draft of the schedule of investments section" for the Fund's annual report, which it was responsible for providing, and asked Infinity Q to "review what we've drafted for accuracy." It increasingly relied on Infinity Q to perform functions such as valuing two swaps that were currently "being priced together," drafting a "brief paragraph discussing how this swap's payout is determined," and "providing some language to [the annual report] section that would cover the forward skew agreement, corridor variance, worst of put option, and the options on dispersion."

165. It was becoming clear that U.S. Bancorp, which had struggled from the outset, was never going to stand on its own two feet in the oversight of pricing in this particular TAP Fund.

166. On November 8, 2017, the Fund was forced to inform the SEC staff—for the second year in a row—that it had blown the filing deadline for the Fund's shareholder report, which was due October 31, 2017. It stated that "BBD would need additional time to conduct an analysis of twenty three derivative positions" and that it had hired EisnerAmper to "complete the valuation analysis for these positions."

167. While BBD and EisnerAmper eventually signed off on the financial statements, the Fund faced yet another valuation discrepancy in December 2017, which U.S. Bancorp again had no explanation for.

168. Infinity Q had reported a "large gain" in a variance swap that deviated significantly from the prior value as well as other market values. The final position value was reported at over €3 million when market prices were roughly half that. U.S. Bancorp stated that "[w]e just find it odd that the position was closed at a value nearly 2x the prior market value."

169. Infinity Q replied only that it "sold at a very attractive level," which U.S. Bancorp accepted on its face. While the Fund's portfolio was, in reality, enormously overstated, U.S. Bancorp somehow came to believe, after a reconciliation, that the Fund's NAV was "understated" by €1.6 million and that trading "activity reprocessing [was] required for both share classes."

170. At year-end 2017, the Fund had grown thus so had the danger of its swaps portfolio, which now exceeded $40 million and consisted of more than 25% of the Fund's reported value. The number of swap instruments and the type of swaps also grew significantly, and the Fund held hundreds of different individual contracts.

**C.   The SEC Investigates And Requires The Fund To
Replace Its Auditor, But The Problems Continue Unabated**

171.   U.S. Bancorp did not address securities valuation again until April 2018
when Infinity Q received notice of an SEC examination.

172.   On April 24, 2018, U.S. Bancorp stated that "[i]n light of the SEC exam
notification today, we wanted to ensure that we are all on the same page with
valuation. We thought it made sense to have a conversation on the items listed
below."

173.   It purportedly wanted to "revisit" the Fair Valuation Forms again,
despite their uselessness as an oversight tool, given that "[s]ome worksheets have
more detail than others," and it asked for "[m]ore discussion of the inputs to models
used," including "where are values sourced/derived" and whether there were "any
special considerations or model calibrations." This information was never provided.

174.   U.S. Bancorp also stated that it would "like to see some documentation
of the models/methods used by Bloomberg, either sourced from Bloomberg or
summary by type from Infinity Q."

175.   In response, Infinity Q retold the same lie that U.S. Bancorp had long
ago accepted. It stated that "Infinity Q does not price any securities ourselves. Prices
are either provided by BVAL directly to US Bank for non-vanilla OTC instruments

or we forward Bloomberg values to US Bank for positions not requiring BVAL valuation."

176. U.S. Bancorp accepted this assertion on its face with no diligence. It stated that "[we] are fine with this approach as long as you (Infinity Q) are complete and thorough in your summary. From U.S. Bancorp's perspective, *anything that is not downloaded directly from BVAL is adviser priced even if you use models on Bloomberg to complete the valuations.* This is due to Infinity Q still having the ability to change inputs or calibrate any of the models." (Emphasis added.)

177. U.S. Bancorp's response revealed how hopelessly lost it had become in its oversight of valuation. In reality, *everything* "downloaded directly from BVAL" was "adviser priced" because of Infinity Q's ability to change inputs and models. But U.S. Bancorp continued to unquestioningly accept the prices and integrate them into the Fund's NAV.

178. In June 2018, following its exam, the SEC "recommended that the Fund change auditors from BBD to Eisner Amper given Eisner Amper's expertise in derivatives," which the Board agreed to do. But the Fund's valuation problems had only just begun.

179. Neither EisnerAmper nor U.S. Bancorp would come to understand the true source of the BVAL prices, and thus would carry on just as they did in years past.

42

180. Indeed, two months later, in August 2018, U.S. Bancorp was confounded by another security that it believed had been sold with "final value of 0 and was removed from [the Fund's] portfolio," but upon Infinity Q's suggestion "put the shares back on our books." Infinity Q stated cryptically that "[w]e should add this back as the value is no longer zero."

181. U.S. Bancorp would subsequently determine that the "missing value of this position did have a material impact on the Fund's NAV" and, upon revaluing it, the BVAL prices differed materially from a broker's, but no further investigatory action was taken.

182. By the end of 2018, the Fund's portfolio was overvalued by *nearly $30 million* and growing.

D. The Board And U.S. Bancorp Ignore Growing Warning Signs As The Fund's Portfolio Becomes Inflated By Over $400 Million

183. Despite continuous valuations problems since its launch and significant growth in assets and derivative instruments, U.S Bank never implemented a truly independent method for verifying securities prices from BVAL, such as cross-checking the prices with counterparties, brokers or other market participants.

184. Because that data was derived from Infinity Q, and its fraudulent modifications of the models and the inputs, downloading the data directly from BVAL was not only a useless "control" but the centerpiece of the scheme.

185. Nonetheless, U.S. Bancorp repeatedly assured the Board that "Infinity Q's model priced securities pricing work sheet . . . included specific information to support valuations and that could be *retrieved easily* from a Bloomberg terminal," despite that most of the Fair Valuation Forms contained no prices at all and the BVAL data was not an independent check. (Emphasis added.)

186. Indeed, U.S. Bancorp could not have independently replicated the Fund's valuations even if it had tried, given Infinity Q's widespread manipulation of BVAL's models and inputs. U.S. Bancorp could not have matched those modifications and thus would not have produced consistent prices.

187. Infinity Q's control over the pricing was concealed in the Fund's public filings, which repeatedly assured investors that the Fund's "day-to-day valuation matters" for its portfolio had been assigned "to a Valuation Committee that is comprised of the Trust's [officers] and is overseen by the Trustees."

188. Left unsupervised, Infinity Q wreaked havoc, making changes to the underlying valuation code of the BVAL models, modifying inputs in the models that did not match the term sheets, selecting inappropriate valuation models, and cherry picking desirable pricing factors on a security-by-security basis—all in an effort to hide losses, boost reported performance, and attract more investors.

189. The scheme became more difficult to sustain as the years passed by, and Infinity Q was forced to become increasingly bold to keep the Fund afloat.

190. Infinity Q routinely entered the identical swap contracts for both the Fund and the Private Fund with materially different prices. While the Private Fund's prices were not publicly reported, U.S. Bancorp served as the Private Fund's administrator as well and had direct access to these inconsistent prices, but never cross-checked them.

191. A comprehensive and independent review would have identified these errors and others, which amounted to millions in inflated value, but U.S. Bancorp was merely downloading valuations from BVAL that it did not understand and never ran to ground.

192. Infinity Q also began reporting *mathematically impossible valuations* that were included in the Fund's public filings and drew obvious attention from the SEC.

193. For example, some of the Fund's swaps were priced based on so-called "volatility" factors (*i.e.*, the value of the swap moves up and down based on the level of volatility in a given market). While volatility may be low or high, it cannot be negative.

194. Nonetheless, in order to generate inflated prices for volatility swaps, Velissaris inputted negative volatility data into BVAL, which U.S. Bancorp dutifully integrated into the Fund's NAV. U.S. Bancorp and the Valuation Committee could

have identified this obvious inconsistency if they had independently calculated values, just as the SEC and other market participants ultimately did.

195. Infinity Q also reported swap prices that blatantly deviated from the prices disclosed in the same positions by unaffiliated counterparties, which in some cases were publicly reported.

196. Because the Fund's swap contracts typically included two parties—the Fund and the counterparty to the swap—at least two valuations were independently made with respect to the same instrument—one by the Fund (*i.e.*, by Infinity Q) and one by the unaffiliated counterparty (and its valuation professionals).

197. Neither the Board nor U.S. Bancorp had a process to cross-check the Fund's reported swap prices with counterparties holding the same instrument, which like cross-checking to the Private Fund, would have revealed Infinity Q's misconduct.

198. Infinity Q also increasingly made suspicious short-term changes to the value of the Fund's swap instruments, including that it reported swaps expiring as worthless despite having reported material valuations within days of the termination dates.

199. Absent an explanation based on market conditions, the Fund's swaps prices should not routinely have been subject to drastic changes over the course of a

few days before termination, and such changes should have raised flags with the Board and U.S. Bancorp.

200. By the end of 2019, the manipulation had snowballed and the inflation in the Fund's portfolio had grown to nearly $100 million. Three months later, in March 2020, the inflation had swelled to *over $400 million*.

E.   The SEC Investigates Again And The Fund Begins To Unravel

201. By early 2020, the inflation in the Fund's portfolio had grown to *over $400 million*, and U.S. Bancorp continued to stamp out a perpetual series of valuation fires.

202. In mid-March 2020, U.S. Bancorp personnel were sorting out a roughly $1 million valuation error for two swap instruments.

203. Later in March 2020, EisnerAmper, which reviewing the Fund's derivatives holdings, indicated that it was "having some difficulty in agreeing [with] some of the OTC [over-the-counter] positions per holdings report to the counterparty confirms that we have received." Moreover, even when it matched Fund's holdings to its counterparties', EisnerAmper found that "the notional values per counterparty do not agree to the notional per holdings report" and asked Infinity Q whether there is "any way we can bridge the gap here."

204. In April 2020, U.S. Bancorp was confounded by two more swap instruments that Infinity Q had written down to $0 after reporting value only a few

days earlier. Defendant Simon stated that "I am questioning the value of the position from opening until 4/13. It looks like this swaption actually had a positive market value until 4/9, but then dropped in value to $0."

205. Moreover, Simon noted that it appeared to have previously been reported to have value far beyond its maximum amount. Simon stated that "[g]iven this is a written option, it seems the most to gain from the position is $225K (premium received), but the market value appreciated to about $1.2 million before moving to $0 last week."

206. Infinity Q replied vaguely that "[b]oth are out of the money . . . BVAL has this position marked essentially worthless at this time given these moves."

207. Simon conceded that "I think I understand why it is worthless now," but stated that "what I do not understand is why the value was ever positive. The Fund's gain is limited to the premium received. If anything I would expect the value to decay toward $0 based on the implied and realized volatility moving above the strike." Further, the Fund's semi-annual report stated the "value on the books was $482,000, which represented an unrealized gain of $707,000."

208. Simon also observed an unexplained "change in values of the two legs on 4/13" and asked Infinity Q whether it was "aware of any changes Bloomberg made on this day," which Infinity Q denied.

209. These incidents, like numerous before them, solicited no follow up by U.S. Bancorp and were not reported to the Valuation Committee or the Board.

210. On May 14, 2020—tipped off by the mathematically impossible valuations and the conflicting swap prices reported by the Fund's counterparties—the SEC's Division of Enforcement launched an inquiry into the Fund's valuation practices.

211. Infinity Q immediately advised U.S. Bancorp and the Fund's officers that it had "received the attached inquiry from the SEC. The request centers on our valuation policies and procedures for all IQ funds." Defendant Jensen replied "[s]orry you have to deal with this."

212. U.S. Bancorp neither informed the Board, at this time, of the SEC's investigation nor launched its own investigation into the ongoing valuation problems.

213. In June 2020, amid precipitous declines in the value of similar funds, the *Institutional Investor* reported rumors that Infinity Q's Private Fund, which implemented materially the same strategy as the Fund, had incurred a "substantial" first-quarter loss, which Infinity Q publicly denied.

214. By this point, Infinity Q had shifted its manipulation into overdrive to cover up the Fund's mounting losses. But publicly it claimed that the Private Fund and

the Fund had experienced gains, and neither U.S. Bancorp nor the Board evaluated the suspicious results.

215. Board minutes demonstrate that the Board did not discuss or consider the Fund's valuation problems, the suspicious performance, or the *Institutional Investor* allegations regarding the Private Fund's "substantial" loss.

216. On June 8, 2020, the Fund's CCO, Jensen, provided an "Annual Compliance Report" to the Board, which did not discuss the Fund's ongoing valuation problems, despite that securities valuation was a critical area of responsibility for Jensen as the Fund's CCO.

217. Jensen's compliance review was intended to encompass compliance with both the Fund's Valuation Policies as well as Infinity Q's own policies as the Fund's adviser, which likewise were being blatantly violated.

218. For example, Infinity Q's valuation policies required "a minimum of two independent prices" for determining "fair value" and provided that the "average of the external prices" should be used to determine the price.

219. Even a superficial review at this time or in the preceding years would have revealed that Infinity Q was not gathering comparable prices, but rather was unilaterally pricing the securities with BVAL. Yet none of these violations were detected or reported by U.S. Bancorp.

220. On June 29, 2020, U.S. Bancorp did inform the Board that it had stumbled upon certain valuation errors regarding the Fund's swap instruments, including that Infinity Q had "provided trade information on March 3 with respect to two Yen spot contracts that was incorrect because the trade direction of the contracts was flipped," and also that "there were two volatility swap trades that did not settle for the amounts originally instructed by Infinity Q" and the "differences in settlement amounts were not appropriately investigated and resolved in a timely manner."

221. But these errors were only the tip of the iceberg, and neither the Board nor the Valuation Committee conducted a comprehensive review to identify the root cause of these continuous issues. To the contrary, Jensen informed the Board that he was "satisfied with the compliance controls in place at [Infinity Q] and within Fund Services [and] U.S. Bancorp," including with respect to "[v]aluation of portfolio securities," despite that none of the controls were being followed with respect to derivatives.

222. In July 2020, a client in the Private Fund fired Infinity Q after significant "red flags," including that Infinity Q had admitted that the public Fund's filings were misleading. Infinity Q had only admitted to "exactly how the mutual fund filing was inaccurate/misleading using the specific trades" after being pressed on its "reasoning [which] went from explaining your valuation process, to saying

that the filing was confusing because some line items were aggregated trades, to then *proving that the filing was actually wrong*." (Emphasis added.)

223. The investor noted that compliance personnel "live in a world where everything needs to be timely and accurate" and that the "risk and ops team" did not appreciate Infinity Q's "response that mutual fund filings are often wrong and that we shouldn't be concerned by it because we aren't investors [in the Fund]."

224. During a regularly scheduled Board meeting in June 2020, the Board again ratified the Fund's securities valuations, and U.S. Bancorp repeated its representations that the prices of the swap instruments could be "easily retrieved" from BVAL, despite no evidence that it had done so.

225. In August 2020—three months after the SEC launched its investigation of the Fund's valuation issues—the Board appears to have been informed of the investigation but not necessarily the subject matter. A quarterly compliance report to the Board stated only that:

> On May 13, 2020, the Trust CCO was notified via email of an adviser inquiry of Infinity Q Capital Management, LLC by the SEC's Division of Enforcement. The request seems similar to the prior SEC exam. Initial requested documents were submitted on May 29, 2020. A secondary, formal document request from the SEC was received by Infinity Q on June 23, 2020, with materials submitted to the SEC on July 7, 2020. There have been no subsequent communications with Infinity Q. All information has been provided and the inquiry is ongoing.

226.   Upon learning of the investigation, neither the Board nor Valuation Committee took action to evaluate the SEC's allegations. Rather, Jensen stated to the Board that Infinity Q had "resolved the firm's valuation issues" and "decreased" its valuation risks.

227.   But in August 2020, the reported value of the Fund's portfolio was, in realty, *inflated by over $500 million*, and EisnerAmper continued to identify pricing discrepancies, including instances in September 2002 that Infinity Q successfully explained way as "FX [foreign exchange] related."

228.   Indeed, while EisnerAmper had identified "fair value" as a material "Fraud Risk," its methodology for testing valuations continued to rely on the same fundamentally flawed BVAL data without understanding the source of the prices.

229.   Thus, in connection with the year-end audit, EisnerAmper claimed to have "independently tested on a sample basis the model utilized in determining the valuation using inputs from the instruments term sheets and an implied volatility based on an independent broker-quote or recalculation using Bloomberg," as well as the control "whereby the [model] valuations from Bloomberg are independently downloaded by U.S. Bancorp Global Fund Services (Fund Administrator) and compared to the Investment Advisor's download."

230. But, like U.S. Bancorp had for years, EisnerAmper was merely downloading the fraudulent BVAL models and inputs *created by Infinity Q* and never attempted to truly replicate the valuations.

231. Indeed, replicating the reported prices would have been virtually impossible for the reasons explained above: EisnerAmper could never have matched Infinity Q's extensive modifications to the models and inputs and thus would have been unable to produce prices consistent with the Fund's.

232. In October 2020, EisnerAmper did arrange to have *three* sample swap instruments (of hundreds of contracts) independently tested by an outside valuation specialist. But the sample size was so small that, when Velissaris learned of the swaps that EisnerAmper planned to test, he was able to fraudulently modify the term sheets so as to change the factors affecting their value.

233. Although Infinity Q personnel had already uploaded the actual term sheets to an online portal accessible to EisnerAmper, Velissaris arranged to have them replaced by altered term sheets that would cover his tracks.

234. While EisnerAmper knew that the term sheets had been purportedly "updated" by Infinity Q (without an explanation), it did not compare the two versions or otherwise determine why the original term sheets had been altered.

235. In an October 22, 2020 email to Infinity Q, EisnerAmper stated that the third-party valuation specialist had tested a "corridor variance swap," a "correlation

swap," and a "dispersion basket swap" and there was "bad news": despite the meaningless sample size and that Velissaris was able to manipulate the term sheets, the specialist was still having "trouble coming close to [Infinity Q's] valuation of [the] geometric dispersion [swap]."

236. Further, EisnerAmper noted that the screenshots provided by Infinity Q showed the term "CUSTOM" for certain of the inputs, suggesting that Infinity Q had purportedly "obtained these [data] from either quotes or BVAL."

237. Again, EisnerAmper let Infinity Q off the hook, finding after limited discussion that that the "main concerns" had been addressed and the "difference could be just the way BVAL calculates the implied correlation between [the two inputs at issue] vs. the broker's calculation."

238. Of course, the way BVAL calculated anything was up to Infinity Q, but EisnerAmper continued to ignore this critical point. The instrument in question would later be written down by nearly $20 million because of value inflation.

239. Only days later, on October 29, 2020, EisnerAmper signed off on the Fund's financial statements and reported to the Board that the risk of "material misstatement of the valuation of derivatives [had] been reduced to an acceptable level." It had found *only $4.5 million in pricing discrepancies*, which it concluded were immaterial.

**F. The Fund Is Hit With Undisclosed
Margin Calls And More Valuation Errors,
And The Board Quietly Stops Accepting Investments**

240. Having survived to live another day, evidence suggests that Velissaris knew the charade was nearing an end. On November 9, 2020, he had a staff member compile a list of everyone with access to BVAL, seemingly in an effort to control the flow of information.

241. In mid-November, U.S. Bancorp identified yet another questionable swap instrument that had been grossly overvalued. On November 20, 2020, Infinity Q provided data suggesting that the single instrument had been overvalued by between $10 million and $13 million for multiple months in 2020 and remained overstated by more than $2 million at the end of August 2020.

242. On November 18, 2020, as part of its escalating investigation of the Fund's valuation practices, the SEC served an additional document subpoena on U.S. Bancorp.

243. The next day, the Fund was hit with a cascade of margin calls from counterparties who were calculating significantly different values for the Fund's swaps contracts (and, thus, amounts owed) than Infinity Q with variations as much as $3 million to $7 million for a single line item.

244. On November 19, 2020, the Fund closed out positions with Citibank for a loss of $3.1 million; Societe Generale for $ 3.5 million; and Barclays for

$580,000. On November 20, 2020, the Fund met another $2.8 million call from Societe Generale, was forced to pay down margin by $1.7 million, and met additional calls from multiple counterparties on November 23, 24, 25 and 27 and December 2 and 3.

245. On December 4, 2020, U.S. Bancorp completed its analysis of the most recent pricing error and concluded that the Fund's NAV had been overstated, but took no further action.

246. On December 7, 2020, the Fund met another call from Societe Generale for nearly $10 million and was forced to pay down margin by $4.9 million. In the following days, the Fund paid at least four more margin calls from counterparties totaling more than $4 million

247. As the storm worsened, U.S. Bancorp continued to defer to Infinity Q on pricing. On December 14, 2020, U.S. Bancorp asked Infinity Q, with respect to one instrument, "[c]an you confirm if the [market value] is correct? If not, what [market value] would you like us to use for tonight?" Infinity Q instructed U.S. Bancorp to use a value reported days earlier on December 11.

248. On December 15, the Fund met another round of margin calls from counterparties, including $520,000 to Barclays and $3 million to Societe Generale.

249. On December 17, 2020, U.S. Bancorp identified more valuation discrepancies, including a price that Infinity Q attempted to explain way by a mere "miscommunication from the James [Velissaris] valuations spreadsheet."

250. U.S. Bancorp all but dropped the inquiry after *Velissaris* stated that "[w]e will investigate to find the issue within Bloomberg that caused any changes."

251. Moreover, it accepted Velissaris's instruction to "make sure no expiring swaps are valued at zero" until days later, despite their current value. He stated that "[c]ertain swap positions may show up as a zero value in Bloomberg due to expiry passing, but we should continue using the previously available market value until a settlement value is confirmed."

252. It appears that as the valuation errors increased, U.S. Bancorp relied on Infinity Q all the more. On December 18, 2020, as part of a regular reconciliation, U.S. Bancorp "noticed there were a few changes to MV for some of the deals," presumably by Velissaris, but still yielded to Infinity Q as to whether it "would like these updated or if we should keep the valuations that [Infinity Q] provided."

253. On December 21, 2020, the Fund received another margin call from Barclays, this time for over $7 million, and others for $2.6 million and $4 million the next day.

254. While the value of the Fund's securities were being written off, Infinity Q continued to instruct U.S. Bancorp to use prior day values and to delay updating

to zero value. Infinity Q provided lists of securities regarding which it wanted U.S. Bancorp to delay valuation updates.

255. On December 30, 2020, without any formal action or explanation, the Board finally closed the Fund to new investment.

256. Publicly, the Board said nothing about the Fund's severe valuation issues or slew of write-offs and margin calls, and announced only that the Fund would no longer accept investments from new investors:

> Effective as of the close of business on December 31, 2020, the Infinity Q Diversified Alpha Fund (the "Infinity Q Fund") is closed to all new investment, including through dividend reinvestment, and the Infinity Q Fund's transfer agent will not accept orders for purchases of shares of the Infinity Q Fund from either current Infinity Q Fund shareholders or new investors. Current shareholders, however, may continue to redeem Infinity Q Fund shares. If all shares of the Infinity Q Fund held in an existing account are redeemed, the shareholder's account will be closed.

257. The formal Board record does not include any minutes, resolutions, proposals or any other documents suggesting the basis for the Board's decision or even that the Board made the decision at all.

258. By the end of 2020, the Fund's portfolio continued to be overstated by more than $400 million. Strikingly, the Board did not suspect redemptions, and thus continued to permit the Fund to process sale transactions at inflated NAVs.

G. The SEC Shuts Down The Fund And Forces Liquidation

259. In February 2021, the Fund reported holding approximately $1.73 billion in net assets. Roughly a third—approximately $540 million—purportedly consisted of various swap instruments, including "correlation," "credit default," "dispersion," "dividend," "total return," "variance" swaps and other derivatives.

260. The remaining $1.2 billion—*or roughly two thirds of the Fund*—consisted almost exclusively of cash or cash equivalents, which required no valuation at all. Thus, the Fund's derivatives portfolio had become effectively worthless under the Board's watch, and investors were soon to find out.

261. As late as February 9, 2021, EisnerAmper and U.S. Bancorp were still hopelessly poking Infinity Q for additional information about its purported valuation processes, and stated that "they would be comfortable with a live screen share." Velissaris stating that doing so would provide an "independent check needed to gain comfort while also allowing [Infinity Q] to answer your questions as they arise."

262. U.S. Bancorp agreed to only "testing 10 positions" (again, a useless sample size), and again provided them in advance to Velissaris. The efforts were, of course, too little and too late by a long shot.

263. On February 18, 2021, the SEC informed U.S. Bancorp and the Board of its view that Infinity Q had been manually manipulating the value of the Fund's swap contracts to overstate their value.

264. It also expressed a view that the pricing errors were too extensive to remediate, and that the Board should suspend redemptions immediately and begin the process of liquidation.

265. Since at least 2017, the Fund's NAV had been overstated by hundreds of millions of dollars, as the SEC would eventually demonstrate through the chart below.

Month End	IQ Reported Mutual Fund NAV	Recalculated Mutual Fund NAV	Difference	Percent Overvalued
3/31/2017	$156,433,465	$150,456,249	($5,977,216)	3.97%
6/30/2017	$159,886,216	$150,827,761	($9,058,455)	6.01%
9/30/2017	$165,306,959	$159,449,652	($5,857,307)	3.67%
12/31/2017	$173,098,348	$170,908,162	($2,190,187)	1.28%
3/31/2018	$210,240,557	$206,520,975	($3,719,582)	1.80%
6/30/2018	$234,320,148	$225,651,709	($8,668,439)	3.84%
9/30/2018	$310,450,929	$304,083,779	($6,367,150)	2.09%
12/31/2018	$428,724,464	$400,457,990	($28,266,474)	7.06%
3/31/2019	$549,812,778	$517,609,174	($32,203,604)	6.22%
6/30/2019	$626,243,979	$575,038,219	($51,205,759)	8.90%
9/30/2019	$702,332,704	$636,806,877	($65,525,827)	10.29%
12/31/2019	$770,265,076	$678,227,874	($92,037,201)	13.57%
3/31/2020	$1,051,949,041	$634,596,397	($417,352,644)	65.77%
6/30/2020	$1,367,755,693	$883,049,535	($484,706,158)	54.89%
9/30/2020	$1,634,510,959	$1,149,333,710	($485,177,249)	42.21%
12/31/2020	$1,807,630,993	$1,399,060,792	($408,570,201)	29.20%
2/18/2021	$1,727,194,949	$1,330,371,820	($396,823,128)	29.83%

266. During a February 19, 2021 special meeting, Infinity Q admitted to the Board that there were "internal disagreements" regarding swaps pricing and that "the scripts in [BVAL] used for certain of the Fund's investments, were being altered by

Velissaris," including in at least "150 positions." Infinity Q refused to "sign off on the Fund's NAV" because it was "not comfortable that it would be correct."

267. The Board was forced to suspend redemptions of shares of the Fund. It engaged Alvarez and Marsal Valuation Services, LLC ("A&M"), a pricing consultant, to conduct a historical review of the Fund's derivatives, which the Board could have done at any time in the preceding years.

268. Nonetheless, between December 2020 and February 2021, the Board had permitted investors to redeem their shares at grossly inflated prices, significantly diluting the Fund's remaining shareholders.

269. The Board was also informed for the first time in February 2021, by U.S. Bancorp, of some of the valuation errors in 2020 relating to BVAL.

270. Simon, the CCO, admitted that "an incorrect starting observation period had been provided to Bloomberg," which "had resulted in the incorrect valuation of the contract from acquisition, June 6, 2019, until the error was detected and corrected" in August 2020.

271. In addition, Simon disclosed an error in 2020 "regarding the mapping of a KOSPI (Korea Composite Stock Price Index) variance swap to Bloomberg," which also had not been reported to the Board.

272. These errors had required the Fund to "reprocess all shareholder activity from April 6, 2020 until November 30, 2020"—*i.e.*, over seven months of trading activity.

273. In light of these valuation errors and the "more extensive" problems identified by the SEC, Simon stated that U.S. Bancorp was now belatedly conducting its own "review of all positions in the Fund for the past year."

274. During a February 21, 2021 special meeting, the Board was informed of the SEC's belief that Infinity Q's pricing manipulation had been "going on since at least June 2019," but the SEC would later determine that the misconduct reached as far back as 2017.

H.   The Board Reveals The Valuation Fraud And Is Forced To Liquidate The Portfolio In A Fire Sale

275. On February 22, 2021, at the SEC's insistence, the Fund submitted an application, pursuant to Rule 22(e) of the 1940 Act, for permission to suspend redemptions and liquidate (the "22(e)(3) Application").

276. The 22(e)(3) Application disclosed to investors that the Fund was unable to accurately calculate its NAV because of Infinity Q's manipulation of the value of the Fund's swap instruments:

> [B]ased on information learned by the Commission staff and shared with Infinity Q, Infinity Q informed the Fund that Infinity Q's Chief Investment Officer had been adjusting certain parameters within the third-party pricing model that affected the valuation of the Swaps. On

February 19, 2021, Infinity Q informed the Fund that at such time it was unable to conclude that these adjustments were reasonable, and, further, that it was unable to verify that the values it had previously determined for the Swaps were reflective of fair value. Infinity Q also informed the Fund that it would not be able to calculate a fair value for any of the Swaps in sufficient time to calculate an accurate NAV for at least several days. Infinity Q and the Fund immediately began the effort to value these Swap positions accurately to enable the Fund to calculate an NAV, which effort includes the retention of an independent valuation expert. However, Infinity Q and the Fund currently believe that establishing and verifying those alternative methods may take several days or weeks. Infinity Q and the Fund are also determining whether the fair values calculated for positions other than the Swaps are reliable, and the extent of the impact on historical valuations. As a result, the Fund was unable to calculate an NAV on February 19, 2021, and it is uncertain when the Fund will be able to calculate an NAV that would enable it to satisfy requests for redemptions of Fund shares.

277. The Fund stated that it would wind down its swap positions and ultimately liquidate the Fund entirely:

The Fund and Infinity Q believe that the best course of action for current and former shareholders of the Fund is to liquidate the Fund in a reasonable period of time, determine the extent and impact of the historical valuation errors, and return the maximum amount of proceeds to such shareholders. Relief permitting the Fund to suspend redemptions and postpone the date of payment of redemption proceeds with respect to redemption orders received but not yet paid will permit the Fund to arrive at a valuation for the Swaps and any other portfolio holdings for which current and reliable market quotations are not available, and to liquidate its holdings in an orderly manner.

278. The SEC granted the 22(e)(3) Application that same day in an order requiring the Fund to submit (1) "a plan for the orderly liquidation of Fund assets"

by March 1, 2021 and a (2) "plan for making appropriate payments to current and former Fund shareholders" within 90 days.

279. Following the SEC's order, several of the counterparties to the Fund's over-the-counter ("OTC") positions, including the Fund's swap instruments, issued notices of intent to terminate those positions immediately.

280. These notices purportedly created a risk that the Fund could owe money to the counterparties in those positions based on prices dictated by the counterparties. As a result, the Board decided to liquidate the Fund's entire portfolio immediately.

281. On February 26, the Board retained Russell Investments Implementation Services ("RIIS") "to advise it with respect to the Fund's liquidation, to act as its designee, and to work with Infinity Q on all Fund transactions."

282. By March 9, 2021—*i.e.*, *in a little over a week*—RIIS and the Board had liquidated 93% of the Fund's investments. By March 19, 2021, RIIS had liquidated the entire portfolio.

283. After converting its portfolio to cash, the Fund held only $1.25 billion of the $1.73 billion in net assets last reported by the Fund—*i.e., it was short nearly $500 million or a third of the Fund*.

284. Given that the Fund held roughly $1.2 billion in cash equivalents, it appears that the Fund was able to glean less than $50 million for its entire derivatives portfolio—a tenth of the previously stated value.

285. Infinity Q admitted that the discrepancy was "attributable primarily to the value realized on liquidation of the Fund's bilateral OTC positions compared to their stated value on February 18," which "included variance swaps, and other OTC swaps and options positions, that represented approximately 18% and 11%, respectively, of the Fund's NAV on February 18, 2021."

I. The Board Establishes A Large Reserve For Pending Litigation

286. Following the Fund's liquidation, the Board implemented a Plan of Distribution that, among other things, reserved $750 million of the Fund's remaining assets for, among other things, "expenses, including legal fees, incurred by service providers and others who are indemnified by the Fund," including U.S. Bancorp and the Trustee Defendants, despite that none of those Defendants are entitled to indemnity or expense advancements in light of their culpable conduct.

287. U.S. Bancorp has no contractual indemnification right because of its own misconduct, which caused the losses. Its agreements with the Fund preclude indemnification where U.S. Bancorp (referred to as USBFS below) fails to satisfy its ordinary standard of care:

> USBFS shall exercise reasonable care in the performance of its duties under this Agreement. USBFS shall not be liable for any error of judgment or mistake of law or for any loss suffered by the Trust in connection with its duties under this Agreement, including losses resulting from mechanical breakdowns or the failure of communication or power supplies beyond USBFS' control, except a loss arising out of or relating to USBFS' refusal or failure to comply with the terms of this Agreement or from its bad faith, negligence, or willful misconduct in the performance of its duties under this Agreement. Notwithstanding any other provision of this Agreement, if USBFS has exercised reasonable care in the performance of its duties under this Agreement, the Trust shall indemnify and hold harmless USBFS from and against any and all claims, demands, losses, expenses, and liabilities of any and every nature (including reasonable attorneys' fees) that USBFS may sustain or incur or that may be asserted against USBFS by any person arising out of any action taken or omitted to be taken by it in performing the services hereunder (i) in accordance with the foregoing standards, or (ii) in reliance upon any written instruction provided to USBFS by any duly authorized officer of the Trust, as approved by the Board of Trustees of the Trust, except for any and all claims, demands, losses, expenses, and liabilities arising out of or relating to USBFS' refusal or failure to comply with the terms of this Agreement or from its bad faith, negligence or willful misconduct in the performance of its duties under this Agreement. This indemnity shall be a continuing obligation of the Trust, its successors and assigns, notwithstanding the termination of this Agreement. As used in this paragraph, the term "USBFS" shall include USBFS' directors, officers and employees.

288.   Indeed, U.S. Bancorp, not the Fund, owes indemnification obligations arising from its role in the Fund's collapse:

> USBFS shall indemnify and hold the Trust harmless from and against any and all claims, demands, losses, expenses, and liabilities of any and every nature (including reasonable attorneys' fees) that the Trust may sustain or incur or that may be asserted against the Trust by any person arising out of any action taken or omitted to be taken by USBFS as a result of USBFS' refusal or failure to comply with the terms of this Agreement, or from its bad faith, negligence, or willful misconduct in the performance of its duties under this Agreement. This indemnity shall be a continuing obligation of USBFS, its successors and assigns, notwithstanding the termination of this Agreement. As used in this paragraph, the term "Trust" shall include the Trust's directors, trustees, officers and employees.

289.   The same applies to the Trustee Defendants and the Officer Defendants, neither of which satisfied their standards of care and are not indemnified or exculpated under the Declaration of Trust.

290.   Nevertheless, the Board has tied up hundreds of millions of dollars that belong to Fund investors in order to finance its litigation defense and protect service providers from potential liability.

291. While the Board agreed to partial distributions in 2021 and 2022, approximately $588 million remains in reserve and will not be available to investors until the litigation is resolved.

292. Meanwhile, the Fund is incurring ongoing expenses on a monthly basis and has paid over $13 million since its liquidation, some of which is attributable to legal expenses for the Defendants and other service providers who were directly responsible for the Fund's losses.

J.   **The Board Does Nothing To Recover Losses And Creates A Special Litigation Committee To Protect Itself From Litigation**

293. Following the Fund's collapse and enormous losses in February 2021, the Board took no action to make a recovery from any of the persons responsible.

294. While the Board stated to investors that it "continue[d] to analyze any potential claims it may have against others," its actions told a different story.

295. The Board continued to permit U.S. Bancorp and the Fund's officers, who are U.S. Bancorp employees, to manage the Fund's affairs, including with respect to the historical valuation analysis and the Fund's liquidation proceedings.

296. Further, the Trustee Defendants retained conflicted attorneys at Morgan Lewis, on behalf of the Trust, which were simultaneously engaged by the Officer Defendants—each of whom is a senior employee of U.S. Bancorp—and had represented the TAP Funds throughout the period of the misconduct. This conflict

eliminated any possibility that the Board would consider making a recovery from U.S. Bancorp or the Officer Defendants.

297. Indeed, while the Board obtained tolling agreements from multiple of the Fund's service providers, including Infinity Q and EisnerAmper, the Board declined to seek a tolling agreement with U.S Bank or any of the Officer Defendants.

298. Nor have the Trustee Defendants themselves agreed to tolling agreements with the Fund, despite having direct responsibility for the securities valuation issues that led to the Fund's collapse.

299. The Board also made no changes to the Valuation Policies for the TAP Funds to account for the obvious deficiencies identified through the Fund's collapse. For example, in 2021, U.S. Bancorp informed the Board that there had been "no material changes to the policies and procedures of Fund Services and U.S. Bancorp."

300. Instead, the Board attempted to shield itself and U.S. Bancorp against this litigation even before this case was filed.

301. On December 20, 2021, after Plaintiff served his inspection demand, the Board formed an SLC for the stated purpose of "investigating and pursuing potential claims on behalf of the Infinity Q Diversified Alpha Fund (the 'Fund'), a series of the Trust."

302. Recognizing that the Trustee Defendants were subject to significant liability and thus conflicted, the Board appointed a new trustee, Andrew M. Calamari, and designated him Chair and the only member of the SLC.

303. Calamari was purportedly assigned to "(i) investigate, review, and evaluate any potential Claims, (ii) determine whether prosecution, settlement, or other disposition of any such Claims is in the best interests of the Fund and its shareholders in light of all the facts and circumstances, and (iii) supervise any such prosecution, settlement, or other disposition of any such Claims."

304. In the Board's resolution, it expressly delegated to Calamari "full authority and absolute power and control over any [claims relating to the Fund's liquidation] to the same extent as if he were the sole owner of any such [c]laims, including such authority, power and control to do all acts and things as he, in his discretion, shall deem proper to administer any such [c]laims."

305. In March 2022, the Board "appointed John C. Siciliano as a Series Trustee and the second member of the [SLC]."

K. The SLC Does Nothing To Protect Its Power While The Board Continues To Litigate This Case

306. Despite having purportedly delegated "all authority" with respect to the claims in this litigation to the SLC, the Trustee Defendants and their conflicted counsel at Morgan Lewis proceeded to continue litigating this case on behalf of the

Fund and overseeing its distribution of assets, including payment of legal expenses for U.S. Bancorp affiliated parties.

307. On April 15, 2022, the Trustee Defendants caused the *Fund to file a motion to dismiss this action on the basis of failure to make a pre-suit demand*, despite that none of the Trustee Defendants (or any other Defendant in this action) had valid authority to cause the Fund to do anything with respect to this litigation.

308. The SLC, which had barely begun an investigation at the time, did not intervene in the case, did not join the motion, and stood by while the parties wasted time, money and resources litigated the meritless motion.

309. On September 12, 2022, this Court denied the improper motion to dismiss, holding that the circumstances "support an inference that the Trust [B]oard conceded demand futility and delegated procedural defenses by appointing a special litigation committee." As a result, the Board "abdicated control over procedural defenses" and the motion was denied for "lack of standing to bring it."

310. Upon information and belief, before and after the Court's ruling, the SLC continued to permit the Board and the Officer Defendants to oversee the Fund's liquidation and distribution of assets, including with respect to indemnification of the Defendants in this action.

311. The Defendants and their counsel (without objection from the SLC) have continuously taken the self-interested position that the Fund owes contractual

indemnification to U.S. Bancorp and its affiliated persons and entities, including the Officer Defendants (its employees) and the Trustee Defendants (the trustees the other TAP Funds).

L.   The SEC Relieves The Trustee Defendants And Appoints Mr. Calamari As A Special Master To Oversee The Distribution Of The Fund's Reserve

312.   On November 10, 2022, the SEC filed a settled action against the Fund (the SEC Action, defined above), which finally sought to remove the Trustee Defendants from managing and overseeing the Fund's liquidation and distribution proceedings.

313.   The SEC Action petitioned the court for the appointment of Calamari to serve as a special master to oversee expenses paid from the Fund's reserve, the final distribution to investors, and a process for resolving outstanding claims involving the Fund.

314.   However, just as he had allowed previously under the Trustee Defendants' management of the Fund's liquidation, in connection with the SEC Action, Calamari designated U.S. Bancorp and affiliated parties and entities as "Indemnitees." Through the SEC Action, Calamari sought and obtained that designation and the right to make payments from the Fund to those parties with or without court approval depending on the amount of the payment.

315. The order appointing Calamari as special master expressly provides him with the ability to "pay from the Special Reserve without further order of the Court . . . payments to Indemnitees," and the order names the "[c]urrent and former trustees of the Fund," the "[c]urrent and former officers of the Fund," and "U.S. Bancorp Fund Services, LLC" as "Indemnitees" of the Fund.

316. Neither the SEC nor Calamari provided the indemnification provisions to the court in connection with the proposed order creating the special master structure, nor did they disclose that indemnification was precluded by the culpable conduct set forth in this action.

317. Moreover, having taken no action to recover losses for over a year since his appointment in December 2021, Calamari further chose to frustrate and delay the prosecution of this action and any potential recovery by expressly carving it out of the claims resolution process established in the SEC Action, thereby reserving for the SLC the ability to bring the same procedural motion that the Court had already denied when brought by the Defendants.

318. Indeed, after discussions between Plaintiff and the SLC, the SLC refused to permit this action to proceed following the Court's denial of the Defendants' motion to dismiss in September 2022 and refused to collaborate with Plaintiff in making a recovery.

319. The SLC has instead intervened in this action and filed a wasteful and baseless motion to dismiss on standing grounds.

320. The SLC's conduct has actually made recovery of the Fund's losses *more difficult* than prior to its creation, given that it has repeatedly permitted the Fund, and now the SEC Action, to proceed on the mistaken premise that major culprits responsible for the Fund's losses are somehow indemnified parties.

321. That position ignores the plain language of the Fund's contracts and its governing documents, which bar indemnification for grossly negligent conduct and, in U.S. Bancorp's case, ordinary negligence.

322. The SLC's inexplicable position with respect to indemnification suggests that it does not plan to pursue material relief from the Defendants in this action, given that under its view (which is not correct) the Fund and investors would be responsible for any liabilities incurred.

323. The SLC has refused to fulfill its mandate to advance the Fund's claims arising from its collapse, and thus has breached its duties to the Fund.

VI.   DEMAND ALLEGATIONS

324. Plaintiff repeats and realleges all of the allegations set forth in the paragraphs above as if fully set forth herein.

325.   Plaintiff brings this action derivatively in the right and for the benefit of the Fund to redress the breaches of fiduciary duty, breaches of contract, and other violations of law by the Defendants, as alleged herein.

326.   Plaintiff has owned shares of the Fund continuously at all relevant times set forth herein.

327.   Plaintiff will adequately and fairly represent the interests of the Fund and its shareholders in enforcing and prosecuting the Fund's rights, and Plaintiff has retained counsel experienced in prosecuting derivative actions of this nature.

328.   Plaintiff has not made, and is excused from making, a pre-suit demand on the Board to assert the claims in this action for the reasons below.

329.   <u>First</u>, the Court has already held in this action that the Board "conceded demand futility and delegated procedural defenses by appointing a special litigation committee." (*See* Order dated Sept. 12, 2022.)

330.   Now that futility has been conceded, Rule 23.1 has no application. The SLC must meet a different test under *Zapata Corp. v. Maldonado*, 430 A.2d 779 (Del. 1981) before it can prevail on an argument that the suit should be dismissed.

331.   The Supreme Court created a heightened standard of review in *Zapata* in recognition of the fact that members of a special committee, even if they otherwise adhere to the standards of independence, good faith, and reasonable investigation, may not be able to objectively review their peers on the board.

332. *Zapata* shifts to the corporation the burden of proving the independence, good faith, and reasonableness of a special committee's investigation and requires the court to decide independently if the committee's decision to dismiss the case should be respected.

333. Here, the SLC has made no investigatory findings in this case and thus is not entitled to move to dismiss at all. At best, the SLC could pursue a dubious *Zapata* motion, but it cannot be heard to reargue a motion under Rule 23.1.

334. <u>Second</u>, even if the SLC could bring a motion under Rule 23.1 (it cannot), that motion would fail because the SLC has demonstrated by its conduct that it is unable or unwilling to fulfill its mandate to advance the Fund's claims arising from the collapse.

335. Following the Board's delegation of authority to the SLC to manage this litigation, the SLC immediately declined to exercise (and effectively conceded) that authority, and instead deferred to the Defendants in this action, and counsel at Morgan Lewis, to bring a facially meritless motion to dismiss, in the Fund's name, which this Court denied for lack of standing.

336. The SLC knew from conversations with Defendants' counsel that the Defendants planned to cause the Fund to move to dismiss, but the SLC did not protect its authority and allowed the Defendants to continue to act in the Fund's name without legal authority.

337. Doing so was not only improper in light of the Board resolution creating the SLC, but generated wasted and unnecessary cost that was born *directly by investors* from the Fund's diminishing remaining assets.

338. Moreover, in the interim, the SLC allowed the Defendants and their conflicted counsel at Morgan Lewis (which purports to simultaneously represent the Trust and the Officer Defendants) to continue to manage and oversee the Fund's distribution of assets, including with respect to determining which parties, if any, were entitled to indemnification.

339. In that regard, the Defendants continuously asserted in this action and other litigation that they are entitled to indemnification from the Fund (*i.e.*, investors) despite that the language of their contracts and the Fund's governing documents bar indemnification for misconduct, including gross negligence and ordinary negligent as to U.S. Bancorp.

340. When the Court's denial of the Defendants' baseless motion to dismiss finally forced the SLC to take action—nearly a year after its appointment—even then it refused to pursue its mandate.

341. Rather, it intervened in this action and filed a motion rehashing the *same procedural arguments* raised by the Defendants' prior motion without having made any investigatory findings whatsoever or otherwise addressed the merits of the

Fund's claims. The only possible outcome of that motion is delay and unnecessary expense.

342. Moreover, in connection with the SEC Action, as set forth above, Calamari conceded, without a basis to do so, that U.S. Bancorp, the Trustee Defendants, and the Officer Defendants were somehow indemnified parties, and obtained court approval to make indemnification payments to them out of Fund assets, without disclosing to the court that the applicable provisions contain express restrictions based on culpable conduct which are plainly implicated by the conduct in this action.

343. That admission has been damaging to the Fund, was not warranted, and is yet another signal that the SLC does not plan to pursue meaningful relief from the U.S. Bancorp-affiliated Defendants that caused its losses. Counts V-VI of this action seeks to remedy the damage done by Calamari and obtain a judgment that the Defendants are not indemnified parties based on their conduct set forth in this action and reimbursement of any wrongfully indemnified funds.

344. Well over a year has passed since the SLC's creation, and it has yet to make a finding or assert a claim against any of the multiple culpable parties other than to find that the Defendants in this action are somehow *indemnified by the Fund for their misconduct.*

345.   Rather than step aside and allow the Fund's claims to be promptly resolved, the SLC has charted a course that will tie up the Fund in litigation for years, on procedural matters alone, without a position on the merits.

346.   This conduct demonstrates that the SLC is unable or unwilling to fulfill its mandate with respect to the Fund's claims and no pre-litigation demand is required.

VII.   CAUSES OF ACTION

COUNT I

**Claim Against The Trustee Defendants
For Breaches Of Fiduciary Duties**

347.   Plaintiff repeats and realleges all of the allegations set forth in the paragraphs above as if fully set forth herein.

348.   The Trustee Defendants owed the Fund the highest fiduciary duties of care and loyalty.

349.   The Trustee Defendants had an express statutory obligation under the 1940 Act to determine, subject to their fiduciary duties, the value of the Fund's securities, oversee the personnel involved in this process, and mitigate conflicts of interest between the Fund and its service providers.

350. As set forth in detail above, the Trustee Defendants breached their fiduciary duties by determining the value of the Fund's portfolio of securities in a grossly negligent and reckless manner.

351. The Trustee Defendants also breached their duties following the Fund's collapse by way of their self-interested effort to shield U.S. Bancorp affiliated persons and entities from liability.

352. As a result of these breaches, the Trustee Defendants are liable to the Fund in an amount to be proven at trial.

COUNT II

Claim Against U.S. Bancorp
For Breaches Of Contract

353. Plaintiff repeats and realleges all of the allegations set forth in the paragraphs above as if fully set forth herein.

354. U.S. Bancorp served as the Fund's fund administrator, fund accountant, transfer agent, and fund custodian under contracts with the Fund, pursuant to which U.S. Bancorp agreed that it would "exercise reasonable care in the performance of its duties" and would be liable for its own "negligence."

355. U.S. Bancorp agreed to indemnify the Fund for any losses or liabilities incurred because of negligence or other misconduct on its part.

356. As set forth in detail above, U.S. Bancorp breached its agreements with the Fund by negligently pricing the Fund's securities, calculating and publishing the Fund's NAV, and preparing the Fund's financial statements, and breaching its own policies and procedures and those of the Fund in connection with the responsibilities above.

357. The Officer Defendants also breached their duties following the Fund's collapse by way of their self-interested effort to shield U.S. Bancorp affiliated persons and entities from liability.

358. As a result of these breaches, U.S. Bancorp is liable to the Fund.

COUNT III

Claim Against The Officer Defendants
For Breaches Of Fiduciary Duties

359. Plaintiff repeats and realleges all of the allegations set forth in the paragraphs above as if fully set forth herein.

360. The Officer Defendants, as a result of their positions as Fund officers, owed fiduciary duties of care and loyalty to the Fund.

361. As set forth in detail above, the Officer Defendants breached their duties owed to the Fund by performing their responsibilities with respect to securities pricing, the Fund's NAV, and the Fund's financial statements in a grossly negligent and reckless manner.

362. As a result of these breaches, the Officer Defendants are liable to the Fund in an amount to be proven at trial.

COUNT IV

Claim Against EisnerAmper
For Professional Negligence

363. Plaintiff repeats and realleges the allegations set forth in the paragraphs above as if fully set forth herein.

364. During the time period discussed herein, EisnerAmper served as the Fund's auditor and was directly responsible for verifying the Fund's reported NAV and prices of its securities, including the derivative instruments.

365. EisnerAmper knew or should have known that Infinity Q exercised unilateral control over the pricing of the Fund's securities but failed for years to verify the accuracy of those prices utilizing truly independent sources of information in connection with its review of the Fund's financial statements.

366. EisnerAmper certified the Fund's financial statements as materially accurate despite having failed to exercise due care with respect to the pricing of the Fund's derivative instruments and the risk that Infinity Q could render those prices inaccurate.

367. As a result of its breaches of the standard of conduct, EisnerAmper is liable to the Fund in an amount to be proven at trial.

COUNT V

Claim For Declaratory Judgment

368.   Plaintiff repeats and realleges the allegations set forth in the paragraphs above as if fully set forth herein.

369.   As set forth above, because of their misconduct alleged in this action, the Trustee Defendants, Officer Defendants, and U.S. Bancorp have no rights, claims or other entitlement to indemnification by the Fund for any losses or liabilities in connection with the Fund's collapse.

370.   Plaintiff is entitled to a declaratory judgment that the above-named Defendants have no entitlement to such indemnification and are not entitled to use arguments based on such indemnification to avoid liability owed to the Fund and/or its shareholders.

COUNT VI

Claim Against Defendant Calamari
For Breaches of Fiduciary Duties

371.   Plaintiff repeats and realleges all of the allegations set forth in the paragraphs above as if fully set forth herein.

372.   Defendant Calamari, as a trustee and member of the SLC, owed the Fund the highest fiduciary duties of care and loyalty.

373.   As set forth in detail above, Defendant Calamari breached those duties by designating U.S. Bancorp and the Trustee Defendants and Officer Defendants as Indemnitees in the SEC Action, enabling them to receive indemnification payments from the Fund's assets, despite that indemnification is precluded by the culpable conduct alleged in this action.

374.   Defendant Calamari also breached his duties to the Fund by taking no action to recover losses for over a year since his appointment to the SLC, while frustrating and delaying the prosecution of this action by excluding it from the claims resolution process in the SEC Action and filing wasteful and baseless procedural motions.

375.   As a result of these breaches, Defendant Calamari is liable to the Fund in an amount to be proven at trial, including reimbursement for any amounts paid to date (or paid in the future) on account of such indemnity or indemnities.

VIII. **PRAYER FOR RELIEF**

WHEREFORE, Plaintiff demands judgment as follows:

A.   Declaring that a pre-suit demand would be futile and is excused;

B.   Declaring that the Trustee Defendants, the Officer Defendants, and Defendant Calamari breached their fiduciary duties owed to the Fund;

C.   Declaring U.S. Bancorp breached its contractual duties owed to the Fund;

D.   Declaring that EisnerAmper acted negligently, causing the Fund's losses;

D.   Awarding damages in favor of the Fund and against Defendants for damages caused by the misconduct set forth herein in an amount to be proven at trial, including pre-and post-judgment interest;

E.   Ordering U.S. Bancorp to disgorge any portion of its fees collected from the Fund based on the improperly inflated assets of the Fund reported prior to February 22, 2021;

F.   Granting any additional extraordinary equitable and injunctive relief in favor of the Fund and against all Defendants to the fullest extent permitted by law and/or equity and consistent with the allegations above;

G.   Awarding Plaintiff the costs of the action, including reasonable attorneys' fees, accountants' fees, consultants' fees, and experts' fees, costs, and expenses; and

H.   Granting such further relief as the Court deems just and proper.

Dated: February 6, 2023

OF COUNSEL:

Aaron T. Morris
Leo Kandinov
Andrew W. Robertson
MORRIS KANDINOV LLP
1740 Broadway, 15th Floor
New York, NY 10019

Mark Lebovitch
BERNSTEIN LITOWITZ
  BERGER & GROSSMANN LLP
1251 Avenue of the Americas
New York, NY 10020

BERNSTEIN LITOWITZ
  BERGER & GROSSMANN LLP

/s/ Gregory V. Varallo

Gregory V. Varallo (Bar No. 2242)
Glenn R. McGillivray (Bar No. 6057)
500 Delaware Avenue, Suite 901
Wilmington, DE 19801
(302) 364-3601

Counsel for Plaintiff

<u>CERTIFICATE OF SERVICE</u>

Gregory V. Varallo hereby certifies that on February 16, 2023, a copy of the foregoing *Public Version of the Verified Amended Derivative Complaint for Declaratory and Monetary Relief* was filed and served electronically upon the following counsel of record:

Kenneth J. Nachbar, Esq.
MORRIS, NICHOLS, ARSHT
& TUNNEL LLP
1201 N. Market Street, 16th Floor
Wilmington, DE 19899

Kurt M. Heyman, Esq.
HEYMAN ENERIO
GATTUSO & HIRZEL LLP
300 Delaware Avenue, Suite 200
Wilmington, DE 19801

/s/ Gregory V. Varallo
Gregory V. Varallo (Bar No. 2242)